Form 10-K, Exhibit 13
period 1996-12-31
LITCHFIELD FINANCIAL CORP /MA
filed 1997-03-31
CIK 882515

Exhibit 13.1





                      Litchfield Logo is displayed here.





                    A specialty consumer finance company.



                              1996 ANNUAL REPORT
                  Income Per Share Before Extraordinary Item








  A bar graph of income per share before extraordinary item for 1989 through
                           1996 is displayed here.

          LITCHFIELD FINANCIAL CORPORATION is a specialty consumer finance company which provides mortgage financing for the purchase of rural and vacation properties and financing for the purchase of vacation ownership interests, popularly known as timeshare interests. In addition, the Company makes loans to rural land and resort developers secured by consumer receivables and other secured loans.

          Through the support of its investors and dedication of its employees, Litchfield has been able to provide quality service, maintain consistent growth and be among the top performers in the consumer finance industry. Litchfield's common stock trades on The Nasdaq Stock Market's National Market under the symbol "LTCH" and is listed in some newspapers as "LITCHFNL".




          A bar graph depicting the components of revenue for 1991 through 1996 is displayed here.

Dear Fellow Stockholders and Noteholders:

          Litchfield had a great year in 1996. Net income was up 53%, revenues were up 39% and originations increased 11%. We encourage you to review the details in this annual report where you will see our Company is better today by virtually all measures. I would like to describe what we believe are some of the reasons for our success.

          People. We have the finest team in specialty finance. Our people are focused, hard working and dedicated to getting things right. Whether its preparing a spreadsheet, answering a customer's question or negotiating a large loan purchase, everybody works to get it right. We hold ourselves to a very high standard and are not satisfied unless we are graded straight A's.

          Plan. We have specific, measurable goals and budgets. We all live by our business plan and how each part of our Company contributes to the plan's success. We measure the smallest details of our business, report on them, discuss them and look for ways to improve them.

          Niche. The niches we are in have six important characteristics: good credit, guarantees, reserves, good rates, good collateral and growing markets. We are striving to maximize our potential in consumer land and VOI loans while looking for other consumer loan businesses with these characteristics.

          Relationships. We have solid relationships with our customers, lenders, investment bankers and service providers. We are open, candid and ask all of them how we can do better. We do what we say we will do and they believe in us.

          Training. Training is a part of everybody's job at Litchfield. We have an in-house curriculum to improve our skills, efficiency and use of technology. We have a management training program for young recruits. These trainees rotate through all our departments for a two to three year period. Yesterday's trainees are our middle managers of today and senior managers of tomorrow. This is one of the best things we have ever done.

          Track Record. We have had eight consecutive years of over 20% earnings per share growth which we believe shows a consistent, reliable track record. Our success includes starting new businesses from scratch and buying businesses and integrating the new people into Litchfield.

          In 1997 and forward, we believe we can continue to build on these ingredients of our success to maintain deliberate, controlled growth, quality assets and cost control. We will constantly review our performance and strive to improve ourselves. Thank you for your continued support.




                                           RANDY  STRATTON
                                           Chief Executive Officer and President

      January 31 , 1997



                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                  (Dollars in thousands, except per share data)


                                                      Year Ended December 31,
                                        -------------------------------------------------------
Statements of Income Data: (1)           1992           1993       1994      1995        1996
                                         ----           ----      ----       ----        ----
Revenues:
      Interest and fees on loans ..   $  2,305      $  4,330    $  5,669    $ 11,392    $ 15,396
      Gain on sale of loans .......      2,501         4,550       4,847       5,161       7,331
      Servicing and other fee income.      368           501         459         908       1,456
                                         -----         -----      ------      ------      ------
           Total revenues .......        5,174         9,381      10,975      17,461      24,183
                                         =====         =====      ======      ======      ======
Expenses:
      Interest expense .........           629         2,717       3,158       6,138       7,197
      Salaries and employee benefits     1,017         1,350       1,776       2,798       3,233
      Other operating expenses.            810         1,017       1,164       2,120       3,225
      Provision for loan losses            270           620         559         890       1,954
                                         -----         -----       -----      ------      ------
           Total expenses                2,726         5,704       6,657      11,946      15,609
                                         =====         =====       =====      ======      ======
Income before income taxes and
      extraordinary item                 2,448         3,677       4,318       5,515        8,574
Provision for income taxes                 942         1,426       1,619       2,066        3,301
                                         -----         -----       -----       -----        -----
Income before extraordinary item         1,506         2,251       2,699       3,449        5,273
Extraordinary item  (2)                     --            --       (126)          --           --
                                        ------        ------      ------       -----      -------
           Net income ..              $  1,506      $  2,251    $  2,573     $ 3,449      $ 5,273
                                        ======        ======      ======       =====      =======
Primary per common share amounts:
      Income before extraordinary
      item                            $    .42      $    .53    $    .63     $    .76    $    .93
      Extraordinary item                    --            --        (.03)          --          --
                                      --------      --------    --------     --------    --------
           Net income per share .     $    .42      $    .53    $    .60     $    .76    $    .93
                                      ========      ========    ========     ========    ========

Primary weighted average number of
shares outstanding                   3,572,289     4,224,402   4,280,006    4,522,983   5,674,264

Fully-diluted per common share
      amounts:
      Income before extraordinary
      item                            $    .42      $    .53     $   .63    $    .76      $   .92
      Extraordinary item                    --            --        (.03)         --           --
                                      --------      --------     --------   --------      -------
           Net income per share       $    .42      $    .53     $   .60    $    .76      $   .92
                                      ========      ========     ========   ========      =======
Fully-diluted weighted average
      number of shares outstanding   3,589,264     4,246,945    4,280,006   4,543,009   5,736,467

Cash dividends declared per
     common share                      $   --       $    .02       $ .03    $     .04    $    .05

Other Statements of Income Data:
Net income as a percentage
    of revenues                          29.1%         24.0%        23.4%        19.8%      21.8%
Return on average assets                  6.2%          5.0%         4.3%         3.7%       4.0%
Return on average equity (3)             20.3%         17.0%        16.4%        16.6%      13.3%





(1) Certain amounts in the 1992 through 1995 financial information have been restated to conform to the 1996 presentation.

(2) Reflects loss on early extinguishment of a portion of the 1992 Notes (as defined herein), net of applicable tax benefit of $76,000.

(3) Average equity includes redeemable preferred stock, which was redeemed on March 19, 1992, and stockholders' equity.

                  (Dollars in thousands, except per share data)

                                                December 31,
                                 --------------------------------------------
Balance Sheet Data :               1992     1993      1994      1995     1996
                                 ------  -------   -------   -------  -------

Total assets                    $34,177  $55,044   $64,367  $113,391 $153,800
Loans held for sale (4)           5,086    5,931    11,094    14,380   12,260
Loans held for investment (4)     3,501   10,306    15,790    33,613   79,996
Subordinated pass-through
 certificates  held to
  maturity (4)                    7,773    7,433     3,951    13,468   18,004
Senior long-term debt            15,065   32,302    29,896    47,401   46,995
Subordinated debt                 1,145      ---      ---        ---      ---
Stockholders' equity             11,813   14,722    16,610    37,396   42,448




                                                December 31,
                                  --------------------------------------------

Other Financial Data:            1992     1993      1994      1995      1996
                                -------  -------   -------  --------   --------
 Loans purchased and
  originated (5)                $32,214  $42,410   $59,798  $121,046   $133,750
Loans sold (5)                   24,632   28,099    40,116    65,115     54,936
Serviced Portfolio (6)           58,968   84,360   105,013   176,650    242,445
Loans serviced for others        43,623   59,720    72,731   111,117    129,619
Dealer/developer reserves         3,512    4,926     6,575     9,644     10,628
Allowance for loan losses (7)       498    1,064     1,264     3,715      4,528
Allowance ratio (8)                 .84%    1.26%     1.20%     2.10%      1.87%
Net charge-off ratio (5)(9)         .37%     .69%      .38%      .67%       .94%
Non-performing asset ratio (10)    1.09%    1.48%     1.02%     1.35%      1.57%


(4) Amount indicated is net of allowance for losses.

(5) During the relevant period.

(6) The Serviced Portfolio consists of the principal amount of Land, VOI and Dealer/Other Loans serviced by or on behalf of the Company.

(7) The allowance for loan losses includes allowance for losses under the recourse provisions of loans sold. See Note 4 to financial statements.

(8) The allowance ratio is the allowances for loan losses divided by the amount of the Serviced Portfolio.

(9) The net charge-off ratio is determined by dividing the amount of net charge-offs for the period by the average Serviced Portfolio for the period.

(10) The non-performing asset ratio is determined by dividing the sum of the amount of those loans which are 90 days or more past due and other real estate owned by the amount of the Serviced Portfolio.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Overview

     Litchfield Financial Corporation (the "Company") is a specialty consumer finance company which provides financing for the purchase of rural and vacation properties ("Land Loans") and financing of vacation ownership interests ("VOI Loans"), popularly known as timeshare interests. In addition, the Company makes loans to rural land dealers and resort developers secured by consumer receivables and other secured loans (collectively "Dealer/Other Loans").

     The principal sources of the Company's revenues are (i) interest and fees on loans, (ii) gain from the sale of loans, and (iii) servicing and other fee income. Gains on sales of loans are based principally on the present value of the difference between the interest to be collected from the borrower and the interest to be passed on to the purchaser of the loan during the estimated average life of the loans, less a normal servicing fee (referred to as "excess servicing asset"). The excess servicing asset is calculated using prepayment, default, and interest rate assumptions prevalent in the marketplace at the time of sale for similar instruments. The Company provides an allowance for expected losses under the recourse provisions at the time of the loan sale. The excess servicing asset is amortized over the estimated life of the loans using the interest method. Because a significant portion of the Company's revenues is comprised of gains realized on sales of loans, the timing of such sales has a significant effect on the Company's results of operations.

Results of Operations

     The following table sets forth the percentage relationship to revenues of certain items included in the Company's statements of income.

                                                       Year ended December 31,
                                                    ----------------------------
                                                    1994        1995        1996
                                                   -----        ----       -----
Revenues:
    Interest and fees on loans ............         51.6%      65.2%       63.7%
    Gain on sale of  loans ................         44.2       29.6        30.3
    Servicing and other fee income ........          4.2        5.2         6.0
                                                   -----      -----       -----
                                                   100.0      100.0       100.0
                                                   -----      -----       -----
Expenses:
    Interest expense ......................         28.8       35.2        29.7
    Salaries and employee benefits ........         16.2       16.0        13.4
    Other operating expenses ..............         10.6       12.1        13.3
    Provision for loan losses .............          5.1        5.1         8.1
                                                    ----       ----        ----
                                                    60.7       68.4        64.5
                                                    ----       ----        ----
Income before income taxes and
 extraordinary item .......................         39.3       31.6        35.5
Provision for income taxes ................         14.7       11.8        13.7
                                                    ----       ----        ----
Income before extraordinary item ..........         24.6       19.8        21.8
Extraordinary item ........................         (1.2)        --          --
                                                    ----       ----        ----
Net income ................................         23.4%      19.8%       21.8%
                                                    ====       ====        ====

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Revenues increased 38.5% to $24,183,000 for the year ended December 31, 1996, from $17,461,000 for the year ended December 31, 1995. Net income for the year ended December 31, 1996 increased 52.9% to $5,273,000 compared to $3,449,000 in 1995. Net income as a percentage of revenues was 21.8% for the year ended December 31, 1996 compared to 19.8% for the year ended December 31, 1995. Loan originations grew 10.5% to $133,750,000 in 1996 from $121,046,000 in
1995. Excluding the 1995 purchase of $41,500,000 of loans from the Government Employees Financial Corporation ("GEFCO"), originations increased 68.1%. The Serviced Portfolio increased 37.2% to $242,445,000 at December 31, 1996 from $176,650,000 at December 31, 1995.

     Interest and fees on loans increased 35.2% to $15,396,000 in 1996 from $11,392,000 in 1995, primarily as the result of increases in loans held for investment, subordinated pass-through certificates and fees related to Dealer/Other Loan originations. Interest on loans, subordinated pass-through certificates, cash and investments, and excess servicing revenue comprised 77.8%, 8.0% and 7.0%, respectively, of interest and fees on loans for the year ended December 31, 1996, compared with 74.5%, 10.4% and 8.6%, respectively, for the prior year. Interest earned on loans, subordinated pass-through certificates, cash and investments, and excess servicing revenue increased 41.1%, 4.4% and 10.6%, respectively, for 1996 compared to 1995. The average rate earned on loans owned and subordinated pass-through certificates decreased to 12.5% for the year ended December 31, 1996 from 13.2% in 1995, primarily due to the effect of the growth in Dealer/Other Loans as a percentage of the loan portfolio. Dealer/Other Loan yields are usually less than Land Loan or VOI Loan yields, but Dealer/Other Loans servicing costs and loan losses are generally less as well. Fees on loans representing an adjustment of yield comprised 7.2% of interest and fees on loans in 1996 compared to 6.5% in 1995. Such fees increased 48.4% in 1996 compared to 1995 primarily as the result of the increase in Dealer/Other Loans.

     Gain on the sale of loans increased 42.0% to $7,331,000 in 1996 from $5,161,000 in 1995. The volume of loans sold decreased 15.6% to $54,936,000 for the year ended 1996 from $65,115,000 in 1995. The primary reason for the increase in the gain on sale of loans despite the decrease in the volume of loans sold was that the Company did not recognize any gain on the sale of $27,155,000 of VOI Loans purchased from GEFCO in the second quarter of 1995.

     Loans serviced for others increased 16.7% to $129,619,000 at December 31, 1996 from $111,117,000 at December 31, 1995. Servicing and other fee income increased 60.4% to $1,456,000 for the year ended December 31, 1996, from $908,000 in 1995 because of the higher average Serviced Portfolio in 1996. In connection with the Company's continued growth, the Company decided to subcontract its servicing rights in order to avoid incurring additional fixed overhead costs associated with such servicing. Accordingly, the Company subcontracted to an unaffiliated third party the servicing of VOI Loans in 1995 and the remaining loans in April 1996.

     Interest expense increased 17.3% to $7,197,000 for the year ended December 31, 1996, from $6,138,000 in 1995. The increase in interest expense primarily reflects an increase in average borrowings which was only partially offset by a decrease in average rates. During the year ended December 31, 1996, borrowings averaged $71,800,000 at an average rate of 9.3% as compared to $60,500,000 and 9.7%, respectively, during 1995. Interest expense includes the amortization of deferred debt issuance costs.

     Salaries and employee benefits increased 15.6% to $3,233,000 for the year ended December 31, 1996 from $2,798,000 in 1995 because of increases in incentive compensation, salaries and the average number of employees in 1996. The average number of employees increased to 56 in 1996 from 45 in 1995, primarily as the result of the GEFCO acquisition. The number of full time equivalents increased to 57 at December 31, 1996 compared to 55 at December 31, 1995. The small increase in the number of full-time equivalents despite the significant growth in originations and the Serviced Portfolio described above is partially the result of subcontracting servicing to a third party. As a result, personnel costs as a percentage of revenues decreased to 13.4% for the year ended December 31, 1996 compared to 16.0% in 1995.

     Other operating expenses increased 52.1% to $3,225,000 for the year ended December 31, 1996 from $2,120,000 for the same period in 1995 primarily as the result of the subcontracting of servicing to a third party. As a percentage of revenues, other operating expenses increased to 13.3% in 1996 compared to 12.1% in 1995.

     During 1996, the Company increased its provision for loan losses 119.6% to $1,954,000 from $890,000 in 1995, primarily as the result of the overall increase in the Serviced Portfolio as well as the proportionate increase in the percentage of non-guaranteed loans in the Serviced Portfolio. Historically, the loan loss rate for non-guaranteed loans has been higher than the rate for guaranteed loans.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Revenues increased 59.1% to $17,461,000 for the year ended December 31, 1995, from $10,975,000 for the year ended December 31, 1994. Net income for the year ended December 31, 1995 increased 34.0% to $3,449,000 compared to $2,573,000 in 1994. Net income as a percentage of revenues was 19.8% for the year ended December 31, 1995 compared to 23.4% for the year ended December 31, 1994. This decrease was primarily due to the Company's strategy of retaining more of its loans and the increased interest costs associated with long-term debt incurred to support this strategy.

     Interest and fees on loans increased 101.0% to $11,392,000 in 1995 from $5,669,000 in 1994, primarily as the result of increases in loans and subordinated pass-through certificates. Interest on loans, subordinated pass-through certificates, cash and investments, and excess servicing revenue comprised 74.5%, 10.4% and 8.6%, respectively, of interest and fees on loans for the year ended December 31, 1995, compared with 70.1%, 12.0% and 6.9%, respectively, for the prior year. Interest earned on loans, subordinated pass-through certificates, cash and investments, and excess servicing revenue increased 113.7%, 73.9% and 149.5%, respectively, for the year ended December 31, 1995. The average rate earned on loans owned and subordinated pass-through certificates increased to 13.2% for the year ended December 31, 1995 from 12.6% in 1994, primarily due to the effect of the higher yield of the VOI Loans. Fees on loans comprised 6.5% of interest and fees on loans in 1995 compared to 11.0% in 1994. Such fees increased 18.8% in 1995 compared to 1994.

     Gain on the sale of loans increased 6.5% to $5,161,000 in 1995 from $4,847,000 in 1994. The volume of loans sold increased 62.3% to $65,115,000 for the year ended 1995 from $40,116,000 in 1994. The primary reason the gain on sale of loans increased less than the volume of loans sold was that the Company did not recognize any gain on the sale of $27,155,000 of VOI Loans purchased from GEFCO consistent with the purchase method of accounting.

     Loans serviced for others increased 52.8% to $111,117,000 as of December 31, 1995 from $72,731,000 at December 31, 1994. This growth resulted in a 97.8% increase in servicing and other fee income to $908,000 for the year ended December 31, 1995, from $459,000 in 1994. In connection with the Company's continued growth, the Company made a strategic decision to subcontract a portion of its servicing rights in order to avoid incurring additional fixed overhead costs associated with such servicing. Accordingly, the Company subcontracted the servicing of VOI Loans to an unaffiliated third party in 1995 and its remaining loans in April 1996.

     Interest expense increased to $6,138,000 for the year ended December 31, 1995, from $3,158,000 in 1994. The increase in interest expense primarily reflects an increase in borrowings. During the year ended December 31, 1995, borrowings averaged $60,500,000 at an average rate of 9.7% as compared to $32,000,000 and 9.3%, respectively, during 1994. Interest expense includes the amortization of deferred debt issuance costs.

     Salaries and employee benefits increased 57.5% to $2,798,000 for the year ended December 31, 1995 from $1,776,000 in 1994 due to hiring additional staff to support an increase in the Serviced Portfolio and an increase in certain incentive based compensation. As a result of the Company's growth, the Company increased total full-time equivalent employees to 55 in 1995 from 36 in 1994. Personnel costs as a percentage of revenues remained relatively constant at 16.0% for the year ended December 31, 1995 compared to 16.2% in 1994.

     Other operating expenses increased 82.1% to $2,120,000 for the year ended December 31, 1995 from $1,164,000 for the same period in 1994. As a percentage of revenues, other operating expenses increased to 12.1% in 1995 as compared to 10.6% in 1994. This increase is attributable to additional overhead incurred with the significant growth of the Company primarily in connection with the purchase of the GEFCO portfolio.

     During 1995, the Company increased its provision for loan losses 59.2% to $890,000 from $559,000 in 1994 primarily as the result of the increase in the Serviced Portfolio.

Liquidity and Capital Resources

     The Company's business requires continued access to short and long-term sources of debt financing and equity capital. The Company's principal cash requirements arise from loan originations, repayment of debt on maturity, payments of operating and interest expenses and loan repurchases. The Company's primary sources of liquidity are loan sales, short-term borrowings under secured lines of credit, long-term debt and equity offerings and cash flows from operations.

     In connection with certain loan sales, the Company commits to repurchase from investors any such loans that become 90 days or more past due. This obligation is subject to various terms and conditions, including, in some instances, a limitation on the amount of loans that may be required to be repurchased. There were approximately $8,780,000 of loans at December 31, 1996 which the Company could be required to repurchase in the future should such loans become 90 days or more past due. The Company repurchased $991,000, $448,000, and $259,000 of such loans under the recourse provisions of loan sales in 1996, 1995, and 1994, respectively. Also, in connection with certain securitization programs, $18,647,000 of cash and cash equivalents are restricted as credit enhancements at December 31, 1996.

     The Company funds its loan purchases in part with borrowings under various lines of credit. At December 31, 1996, the Company had a secured line of credit of $30,000,000 from the Bank of Boston, as lead agent, and Fleet Bank. The Company can elect to borrow all or part of the outstanding balance on the line of credit at either the Bank's prime interest rate or the Eurodollar rate plus 2%. Outstanding borrowings under this line of credit at December 31, 1996 were $26,200,000. The line of credit matures in April 1997, with renewal at the lender's discretion. At December 31, 1995 the secured line of credit was $15,000,000 at the Bank's prime interest rate plus 1%. There were no outstanding borrowings under this credit line at December 31, 1995. The line of credit is secured by consumer receivables and other secured loans.

     On July 23, 1996, the Company entered into an additional secured line of credit of $5,000,000 with another financial institution at that institution's prime rate of interest plus 1.25%. This line of credit matures in July 1997. There were no outstanding borrowings on this line of credit at December 31, 1996. This line of credit is secured by consumer receivables and other secured loans. In January 1997, the secured line of credit was increased to $8,000,000 and the maturity was extended to January 1998.

     On September 13, 1996, the Company entered into a $15,000,000 revolving line of credit facility with the Bank of Scotland. The outstanding borrowings under this facility at December 31, 1996 were $8,300,000. This facility is secured by certain subordinated pass-through certificates, excess servicing assets, cash collateral accounts and certain other loans and matures in September 1999. Interest is payable quarterly in arrears at the Bank's prime interest rate plus 1%. In January 1997, this facility was increased to $20,000,000.

     The Company is not required to maintain compensating balances or forward sales commitments under the terms of the above lines of credit.

     The Company also has a revolving line of credit and sale facility as part of an asset backed commercial paper facility with Holland Limited Securitization, Inc. ("HLS") a multi-seller commercial paper issuer sponsored by Internationale Nederlanden (U.S.) Capital Markets, Inc. ("ING"). In October 1996, the Company amended the facility to increase the facility to $100,000,000, subject to certain terms and conditions, reduce certain credit enhancement requirements and expand certain loan eligibility criteria. The facility expires in June 1998.

     In connection with the facility, the Company formed a wholly owned subsidiary, Litchfield Mortgage Securities Corporation 1994 ("LMSC"), to purchase loans from the Company. LMSC either pledges the loans on a revolving line of credit with HLS or sells the loans to HLS. HLS issues commercial paper or other indebtedness to fund the purchase or pledge of loans from LMSC. HLS is not affiliated with the Company or its affiliates. As of December 31, 1996, the outstanding balance of loans sold under this facility was $77,521,000 and outstanding borrowings under the line of credit were $1,799,000. Interest is payable on the line of credit at an interest rate based on certain commercial paper rates.

     During the first quarter of 1995, the Company entered into a 10.43%, $12,500,000 debt placement with an insurance company. Principal is payable monthly based on collection of the underlying collateral. The note is redeemable only with the approval of the noteholder. The note is collateralized by certain of the Company's investments in subordinated pass-through certificates, excess servicing assets and cash. At December 31, 1996 and 1995, the balance outstanding on the note was $7,428,000 and $9,836,000 and the approximate value of the underlying collateral was $13,772,000 and $17,700,000, respectively.

     On March 15, 1995, the Company completed a public offering of $18,400,000 of 10% Notes due 2004 ("1995 Notes"). The 1995 Notes allow for a maximum annual redemption at the election of the noteholders of $920,000 and contain certain restrictions regarding the payment of cash dividends and require the maintenance of certain financial ratios. On April 1, 1996 the noteholders redeemed, and the Company paid $120,000 of the 1995 Notes. On October 31, 1995, the Company completed a public offering of 1,250,000 shares of common stock at a price of $15 per share. The net proceeds to the Company were approximately $17,325,000 after deducting expenses related to the offering.

     Previously, the Company significantly increased its capital base through a $9,500,000 initial public offering in February, 1992 and public debt offerings of $15,065,000 in November 1992 ("1992 Notes") and $17,570,000 in May 1993
("1993 Notes"). The 1992 Notes and the 1993 Notes bear interest at 10% and 8 7/8%, respectively, and are due 2002 and 2003, respectively. The 1992 Notes and the 1993 Notes are unsecured obligations of the Company and each such issuance allows for a maximum annual redemption by noteholders of 5% of the original principal amount thereof. On November 1, 1996, the Company repaid $103,000 of the 1992 Notes due 2002 pursuant to the noteholders' annual redemption rights. On August 1, 1996 and June 1, 1996, the Company repaid $20,000 and $163,000, respectively of the 1993 Notes due 2003 pursuant to the noteholders' annual redemption rights.

     The Company manages its exposure to changes in interest rates by attempting to match its proportion of fixed versus variable rate assets, liabilities and loan sale facilities. The Company has mitigated its interest rate exposure due to interest rate declines by instituting interest rate floors on its adjustable rate loans.

     Historically, the Company has not required major capital expenditures to support its operations.

Credit Quality and Allowances for Loan Losses


     The Company maintains allowances for loan losses at levels which, in the opinion of management, provide adequately for possible losses on loans, loans sold and subordinated pass-through certificates. Past-due loans (loans 30 days or more past due which are not covered by dealer/developer reserves and guarantees) as a percentage of the Serviced Portfolio were 1.34% at December 31, 1996 compared to 1.73% at December 31, 1995. Management evaluates the adequacy of the allowances on a quarterly basis by examining current delinquencies, the characteristics of the accounts, the value of the underlying collateral, and general economic conditions and trends. Management also evaluates the extent to which dealer/developer reserves and guarantees can be expected to absorb loan losses. A provision for loan losses is recorded in an amount deemed sufficient by management to maintain the allowances at adequate levels. Total allowances for loan losses and loans sold increased to $4,528,000 at December 31, 1996 compared to $3,715,000 at December 31, 1995, decreasing the allowance ratio to 1.87% at December 31, 1996 from 2.10% at December 31, 1995. The decrease in the allowance ratio reflects the increase in Dealer/Other Loans as a percentage of the portfolio. Historically, Dealer/Other Loans have experienced significantly lower delinquency, defaults and loss rates compared with Land Loans and VOI Loans.

     As part of the Company's financing of Land Loans and VOI Loans, arrangements are entered into with dealers and resort developers, whereby reserves are established to protect the Company from potential losses associated with such loans. As part of the Company's agreement with the dealers and resort developers, a portion of the amount payable to each dealer and resort developer for a Land Loan or a VOI Loan is retained by the Company and is available to the Company to absorb loan losses for those loans. The Company negotiates the amount of the reserves with the dealers and developers based upon various criteria, two of which are the financial strength of the dealer or developer and credit risk associated with the loans being purchased. Dealer/developer reserves amounted to $10,628,000 at December 31, 1996 and $9,644,000 at December 31, 1995. The
Company generally returns any excess reserves to the dealer/developer on a quarterly basis as the related loans are repaid by borrowers.


Inflation

     Inflation has not had a significant effect on the Company's operating results to date.

                         LITCHFIELD FINANCIAL CORPORATION
                            CONSOLIDATED BALANCE SHEETS

                                                            December 31,
                                                       -------------------------
                                                          1996         1995
                                                       ----------     ----------
                                      ASSETS

Cash and cash equivalents                            $  5,557,000   $ 18,508,000
Restricted cash                                        18,923,000     16,345,000
Loans held for sale, net of allowance
  for loan losses of $817,000 and
  $1,100,000 in 1996 and 1995, respectively            12,260,000     14,380,000
Loans held for investment, net of allowance
  for loan losses of  $1,200,000 and $413,000
  in 1996 and 1995, respectively                       79,996,000     33,613,000
Subordinated pass-through certificates
 held to maturity, net of allowance
   for loan losses of $1,400,000 and
   $1,270,000 in 1996 and 1995, respectively           18,004,000     13,468,000
Excess servicing asset                                 12,019,000     10,058,000
Other                                                   7,041,000      7,019,000
                                                     ------------   ------------

     Total assets                                    $153,800,000   $113,391,000
                                                     ============   ============



                       LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Lines of credit                                   $36,299,000            --
   Term note payable                                   7,428,000       9,836,000
   Accounts payable and accrued liabilities            3,811,000       4,442,000
   Dealer/developer reserves                          10,628,000       9,644,000
   Allowance for loans sold                            1,111,000         932,000
   Deferred income taxes                               5,080,000       3,740,000
                                                      ----------      ----------
                                                      64,357,000      28,594,000
                                                      ----------      ----------

   10% Notes due 2002                                 12,785,000      12,888,000
   8 7/8 % Notes due 2003                             15,930,000      16,113,000
   10% Notes due 2004                                 18,280,000      18,400,000
                                                      ----------      ----------
                                                      46,995,000      47,401,000
                                                      ==========      ==========

Stockholders' equity:
   Preferred stock, $.01 par value;
     authorized 1,000,000 shares,
     none issued and outstanding                             --              --

   Common stock, $.01 par value;
     authorized 8,000,000 shares,
     5,444,399 shares issued and
      outstanding in 1996;
     5,223,715 shares issued and
     5,174,715 shares outstanding
      in 1995                                            54,000          52,000
   Additional paid in capital                        34,633,000      31,873,000
   Retained earnings                                  7,761,000       6,065,000
   Less 49,000 common shares held
     in treasury, at cost, in 1995                         --          (594,000)
     Total stockholders' equity                      42,448,000      37,396,000
                                                  -------------   -------------
     Total liabilities and stockholders' equity   $ 153,800,000   $ 113,391,000
                                                  =============   =============


           See accompanying notes to consolidated financial statements.

                        LITCHFIELD FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME


                                                     Year Ended December 31,
                                                 -------------------------------


                                               1996          1995          1994
                                              -----          ----          -----
Revenues:
   Interest and fees on loans           $15,396,000    $11,392,000    $5,669,000
   Gain on sale of loans                  7,331,000      5,161,000     4,847,000
   Servicing and other fee income         1,456,000        908,000       459,000
                                         ----------     ----------    ----------
                                         24,183,000     17,461,000    10,975,000
                                         ----------     ----------    ----------

Expenses:
   Interest expense                       7,197,000      6,138,000     3,158,000
   Salaries and  employee benefits        3,233,000      2,798,000     1,776,000
   Other operating expenses               3,225,000      2,120,000     1,164,000
   Provision for loan losses              1,954,000        890,000       559,000
                                         ----------     ----------     ---------
                                         15,609,000     11,946,000  .  6,657,000
                                         ----------     ----------     ---------

Income before income taxes
    and extraordinary item                8,574,000      5,515,000     4,318,000
Provision for income taxes                3,301,000      2,066,000     1,619,000
                                          ---------      ---------     ---------
Income before extraordinary item          5,273,000      3,449,000     2,699,000
Extraordinary item (net of
applicable tax benefit of $76,000)              ---            ---     (126,000)
                                         ----------     ----------    ----------
Net income                               $5,273,000     $3,449,000    $2,573,000
                                         ==========     ==========    ==========


Primary per common share amounts:
   Income before extraordinary item           $ .93          $ .76        $ .63
   Extraordinary item                           ---            ---        ( .03)
                                              -----          -----        ------
   Net income                                 $ .93          $ .76        $ .60
                                              =====          =====        ======

Primary weighted average number of
    shares                                5,674,264      4,522,983     4,280,006


Fully-diluted per common share amounts:
   Income before extraordinary item           $ .92          $ .76        $ .63
   Extraordinary item                           ---            ---        ( .03)
                                              -----          -----        ------
   Net income                                 $ .92          $ .76        $ .60
                                              =====          =====        ======

Fully-diluted weighted average number
   of shares                              5,736,467      4,543,009     4,280,006








           See accompanying notes to consolidated financial statements.

                        LITCHFIELD FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                               Additional
                                    Common     Paid In         Retained   Treasury
                                     Stock     Capital        Earnings    Stock            Total
                                    ------     -------        --------    ---------      -----------

Balance, December 31, 1993         $36,000   $9,662,000      $5,024,000   $     ---      $14,722,000
   Issuance of 178,313 shares
     in connection with 5%
     stock dividend                  2,000    2,183,000      (2,185,000)        ---              ---
   Issuance of 12,995 shares           ---       23,000             ---         ---           23,000
   Repurchase of 49,100 shares         ---          ---             ---    (595,000)        (595,000)
   Dividends ($.03 per share)          ---          ---        (113,000)        ---         (113,000)
   Net income                          ---          ---       2,573,000         ---        2,573,000
                                    ------   ----------       ---------    --------       ----------
Balance, December 31, 1994          38,000   11,868,000       5,299,000    (595,000)      16,610,000
   Issuance of 186,819 shares
     in connection with 5%
     stock dividend                  2,000    2,473,000      (2,475,000)        ---              ---
   Issuance of 1,282,551 shares
     (including reissuance of
     100 shares held in treasury)   12,000   17,532,000             ---       1,000       17,545,000
   Dividends ($.04 per share)          ---          ---        (208,000)        ---         (208,000)
   Net income                          ---          ---       3,449,000         ---        3,449,000
                                    ------   ----------       ---------    --------       ----------
Balance, December 31, 1995          52,000   31,873,000       6,065,000    (594,000)      37,396,000
   Issuance of 259,124 shares
     in connection with 5%
     stock dividend                  3,000    3,301,000      (3,304,000)        ---              ---
   Issuance of 10,560 shares
    (including reissuance of
    ten shares held in treasury)       ---       52,000             ---         ---           52,000
   Retirement of 48,990 shares
     held in treasury               (1,000)    (593,000)            ---     594,000              ---
   Dividends ($.05 per share)          ---          ---        (273,000)        ---         (273,000)
   Net income                          ---          ---       5,273,000         ---        5,273,000
                                   -------  -----------      ----------    --------      -----------
Balance, December 31, 1996         $54,000  $34,633,000      $7,761,000    $    ---      $42,448,000
                                   =======  ===========      ==========    ========      ===========

















            See accompanying notes to consolidated financial statements.

                        LITCHFIELD FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              Year Ended December 31,
                                         ---------------------------------------
                                             1996          1995         1994
                                         ----------    -----------   -----------
Cash flows from operating activities:
   Net income                            $5,273,000   $  3,449,000   $2,573,000
   Adjustments to reconcile net
   income to net cash provided by
   (used in) operating activities:
     Gain on sale of loans               (7,331,000)    (5,161,000)  (4,847,000)
     Loss on retirement of 10% Notes
        due 2002                                ---            ---       88,000
     Amortization and depreciation          520,000        511,000      490,000
     Amortization of excess servicing
        asset                             3,444,000      2,267,000    1,996,000
     Provision for loan losses            1,954,000        890,000      559,000
     Provision for deferred
        income taxes                      1,340,000      1,209,000    1,101,000
     Net changes in operating assets
     and liabilities:
       Restricted cash                   (2,578,000)    (4,957,000)  (6,791,000)
       Loans held for sale                 (532,000)   (11,978,000)   2,220,000
       Dealer /developer reserves           984,000      3,069,000    1,649,000
       Net change in other assets
          and liabilities                (2,701,000)       881,000   (3,549,000)
     Net cash provided by (used in)      -----------    -----------  -----------
       operating activities                 373,000     (9,820,000)  (4,511,000)
                                         -----------    -----------  -----------

Cash flows from investing activities:
   Purchase of investments
        held to maturity                        ---     (5,595,000)  (2,011,000)
   Redemption of investments
        held to maturity                    118,000      9,232,000    7,890,000
   Net originations and principal
        payments on loans held for
        investment                      (47,170,000)   (18,022,000)  (7,051,000)
   Sale of loans originally held
        for investment                          ---            ---    1,011,000
   Collections on subordinated
        pass-through certificates           590,000            ---          ---
   Capital expenditures and other
        assets                             (126,000)    (1,676,000)  (1,697,000)
      Net cash used in investing        ------------   ------------  -----------
        activities                      (46,588,000)   (16,061,000)  (1,858,000)
                                        ------------   ------------  -----------

Cash flows from financing activities:
   Net borrowings (repayments)
       on lines of credit                36,299,000     (5,823,000)   5,823,000
   Proceeds from issuance of
       long-term notes                          ---     18,400,000          ---
   Redemption of long-term notes           (406,000)      (895,000)  (2,406,000)
   Proceeds from term note                      ---     12,500,000          ---
   Payments of term note                 (2,408,000)    (2,664,000)         ---
   Net proceeds from issuance of
       common stock                          52,000     17,544,000       23,000
   Reissuance (purchase) of
       treasury stock                           ---          1,000     (595,000)
   Dividends paid                          (273,000)      (208,000)    (113,000)
     Net cash provided by                -----------    -----------   ----------
        financing activities             33,264,000     38,855,000    2,732,000
                                         -----------    -----------   ----------

Net (decrease) increase in cash
        and cash equivalents            (12,951,000)    12,974,000   (3,637,000)
Cash and cash equivalents,
         beginning of period             18,508,000      5,534,000    9,171,000
Cash and cash equivalents,               -----------   -----------   -----------
         end of period                   $5,557,000    $18,508,000   $5,534,000
                                         ===========   ===========   ===========

Supplemental Schedule of Noncash
   Financing and Investing Activities:
   Exchange of loans for subordinated
       pass-through certificates         $3,540,000     $8,842,000     $    ---
                                         ==========     ==========     =========
   Exchange of loans for investments
       held to maturity                  $      ---     $  358,000     $    ---
                                         ==========     ==========     =========
   Transfers from loans to real
       estate acquired through
        foreclosure                      $1,654,000     $1,991,000     $843,000
                                         ==========     ==========     =========

Supplemental Cash Flow
    Information:
    Interest paid                        $6,674,000    $5,766,000    $2,972,000
                                         ==========    ==========    ==========
    Income taxes paid                    $1,411,000    $1,151,000    $  448,000
                                         ==========    ==========    ==========




          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Business

     Litchfield Financial Corporation (the "Company") is a specialty consumer finance company which provides financing for the purchase of rural and vacation properties ("Land Loans") and financing of vacation ownership interests ("VOI Loans"), popularly known as timeshare interests. In addition, the Company makes loans to rural land dealers and resort developers secured by consumer receivables and other secured loans (collectively, "Dealer/Other Loans".)

     Basis of Presentation The consolidated financial statements include the accounts of Litchfield Financial Corporation and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Interest income

     Interest income from loans and subordinated pass-through certificates held to maturity is recognized using the interest method. Accrual of interest is suspended when collection is doubtful and, in any event, when a loan is contractually delinquent for ninety days and it is determined that amounts cannot be recovered from dealer/developer reserves or guarantees. The accrual is resumed when the loan becomes contractually current as to principal and interest and past-due interest is recognized at that time.

Gain on sale of loans

     Loans are typically sold to investors with the Company retaining a participation in cash flows derived from the loans sold. Gain on sales of loans are recorded on the settlement date based upon the difference between the selling price and the carrying value of the loans sold using the specific identification method. The gain is increased by the present value of the differential between the interest to be collected from the borrower and the interest to be passed on to the purchaser of the loan during the estimated average life of the loans, less fees for normal servicing of the loans (referred to as excess servicing asset). The excess servicing asset is calculated using prepayment, default, and interest rate assumptions prevalent in the marketplace at the time of sale for similar instruments. The Company provides an allowance for expected losses under the recourse provisions at the time of the loan sale. The excess servicing asset is amortized over the estimated life of the loans using the interest method. Because a significant portion of the Company's revenues is comprised of gains realized upon sales of loans, the timing of such sales has a significant effect on the Company's results of operations.

     On a quarterly basis, the Company assesses the carrying value of the excess servicing asset by comparing actual versus assumed prepayment rates on a disaggregated basis reflecting factors such as origination dates of the loans and the types of loans. The Company will adjust the carrying value of the excess servicing asset for any unfavorable changes.

Loans

     Loans held for sale are carried at the lower of aggregate cost or market value. Market value is determined by outstanding commitments from investors or current investor yield requirements.

Provisions for loan losses and impairment of loans

     Provisions for loan losses are charged to income in amounts sufficient to maintain the allowances at levels considered adequate to cover anticipated losses on outstanding loans, including loans sold and subordinated pass-through certificates. Management evaluates allowance requirements on a quarterly basis by examining current delinquencies, historical loan losses, the value of the underlying collateral and general economic conditions and trends. Management also evaluates the availability of dealer/developer reserves to absorb loan losses. The Company determines those loans that are uncollectible based upon detailed review of all loans and any charge-offs are charged to the allowance for loan losses.

     Land Loans and VOI Loans which consist of large groups of smaller balance loans are evaluated collectively for impairment and are stated at the lower of cost or fair value.

     Dealer/Other Loans are evaluated individually for impairment based on the factors described above. No such loans were impaired at December 31, 1996 or 1995.

Loan origination fees and related costs

     The Company defers the excess of loan origination fees over related direct costs and recognizes such amount as interest income over the estimated life of the related loans using the interest method.

Real estate acquired through foreclosure

     Real estate acquired through foreclosure is carried at the lower of fair value less estimated costs to sell or cost. On a quarterly basis, the Company evaluates the carrying value of the real estate and establishes a valuation allowance if the fair value of the asset less the estimated costs to sell the asset is less than the carrying value of the asset. Subsequent increases in the fair market value less the estimated cost to sell the asset would reduce the valuation allowance, but not below zero. There was no such valuation allowance at December 31, 1996 or 1995. Other real estate owned of $1,775,000 and $1,288,000 is included in other assets at December 31, 1996 and 1995, respectively.

Dealer/developer reserves

     As part of the Company's financing of loans through dealer/developers, the Company retains a portion of the proceeds from the purchased loans as a reserve to offset potential losses on those loans. The Company negotiates the amount of reserves with the dealer/developers based upon various criteria, including the credit risk associated with the dealer/developer and the loans being purchased. The Company generally returns any excess reserves to the dealer/developer on a quarterly basis as the related loans are repaid by borrowers.

Income taxes

      The Company uses the liability  method of accounting   for income taxes in
its financial statements.


Net income per common share

     Primary and fully diluted earnings per share were computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding for each period.


Cash and cash equivalents

     The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Restricted cash

     Restricted cash and cash equivalents represent accounts established as credit enhancements for certain loan sales and escrow deposits held for customers.

Investments held to maturity and Subordinated pass-through certificates held to maturity

     Management determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held to maturity when the Company has the intent and ability to hold the investments to maturity. Investments held to maturity are carried at amortized cost and are included in other assets.

     The Company classifies its subordinated pass-through certificates as held to maturity based on its ability and expressed intent to hold the certificates of maturity. Historically, the Company has not sold its subordinated pass-through certificates and cannot sell such certificates without the consent of the senior certificate holders. In addition, the Company has pledged certain pass-through certificates as collateral for certain liabilities and cannot sell such certificates without the further consent of the lenders.

     Subordinated pass-through certificates held to maturity are carried at amortized cost less an allowance for loan losses. On a quarterly basis, the Company assesses the carrying value of the subordinated pass-through certificates for impairment. The Company considers the affect of changes in prepayment, default and interest rates on the cash flows underlying the subordinated pass-through certificates. The Company will adjust the carrying value for any impairment of carrying value that it considers to be other than-temporary.

Deferred debt issuance costs

     Deferred debt issuance costs are amortized over the life of the related debt. The unamortized balance of $1,820,000 and $2,211,000 is included in other assets at December 31, 1996 and 1995, respectively. The amount of the accumulated amortization was $1,051,000 and $675,000 at December 31, 1996 and 1995 respectively. Mortgage servicing rights

     In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 122 "Accounting for Mortgage Servicing Rights, an Amendment of FASB Statement No. 65." The Company adopted the provisions of the standard in 1996. The standard requires the Company to allocate the cost of purchasing or originating mortgage loans to the mortgage servicing rights and the loans (without the servicing rights) based on their relative fair values if the Company sells or securitizes the loans and retains the servicing rights. Any cost allocated to mortgage servicing rights is recognized as a separate asset. Mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income and are evaluated for impairment based on their fair value.

     In the absence of fair market values for the servicing of Land and VOI Loans, the Company uses fair values derived from cash flows to estimate fair value. Such estimates consider assumptions about prepayments, defaults and interest rates consistent with those used in the Company's gain on sale of loan models described above.

     Because estimated future cash flows from servicing approximate the cost of servicing the related Land and VOI Loans, the Company did not allocate any cost to mortgage servicing rights in 1996.

Reclassification

     Certain amounts in the 1994 and 1995 financial statements have been reclassified to conform to the 1996 presentation.

New accounting standards

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In general, the provisions of this standard are effective for financial statements for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and shall be applied prospectively. In future periods, the Company's excess servicing asset will be reclassified as interest only strips and will be accounted for under the provisions of the Statement of Financial Accounting Standards No. 115 "Accounting For Certain Investments in Debt and Equity Securities."


2. Investments Held to Maturity and Subordinated Pass-Through Certificates Held to Maturity

      The following is a summary of investments and subordinated pass-through certificates held to maturity:


                                            Gross Unrealized             Fair
                                            ----------------
  December 31, 1996               Cost          Gains      Losses        Value
  -----------------               ----          -----      ------        ------
  Mortgage-backed securities    $142,000      $   ---      $  ---      $ 142,000
  Subordinated pass-through
     certificates             18,004,000       185,000        ---     18,189,000
                             -----------      --------      ------   -----------
  Total debt  securities     $18,146,000      $185,000     $   ---   $18,331,000
                             ===========      ========      ======   ===========

                                            Gross Unrealized             Fair
                                            -----------------
 December 31, 1995               Cost           Gains      Losses      Value
 -----------------            ----------       -------     ------      ---------
 Mortgage-backed securities   $  260,000       $  ---      $  ---    $   260,000
 Subordinated pass-through
   certificates               13,468,000        15,000        ---     13,483,000
                             -----------       -------      -----    -----------
 Total debt securities       $13,728,000       $15,000      $ ---    $13,743,000
                             ===========       =======      =====    ===========


     The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties. Mortgage-backed securities are included in other assets.

                                                              Estimated
                                                 Cost         Fair Value
                                                 ------       -----------
                   Due in one year or less       $  ---        $      ---
                   Due after one year
                    through five years        18,146,000       18,331,000
                                             -----------      -----------
                  Total debt securities      $18,146,000      $18,331,000
                                             ===========      ===========

     In 1990, the Company began privately placing issues of pass-through certificates evidencing an undivided beneficial ownership interest in pools of loans held by a trust. The principal and part of the interest payments on the loans transferred to the trust are collected by the Company, as the servicer of the loan pool, remitted to the trust for the benefit of the investors, and then distributed by the trust to the investors in the pass-through certificates.

     In certain of the Company's issues of pass-through certificates, credit enhancement was achieved by dividing the issue into a senior portion which was sold to the investors and a subordinated portion which was retained by the Company. The Company had investments in pass-through certificates of $18,004,000 and $13,468,000 at December 31, 1996 and 1995, respectively. In certain other of the Company's private placements, credit enhancement was achieved through cash collateral. The Company had $18,647,000 and $16,179,000 of restricted cash at December 31, 1996 and 1995 representing credit enhancements.

     If borrowers default in the payment of principal or interest on the loans underlying these issues of pass-through certificates, losses would be absorbed first by the subordinated portion or cash collateral retained by the Company and might, therefore, have to be charged against the allowance for the loan losses to the extent dealer/developer guarantees and reserves are not available.

3.    Loans

      Loans at December 31, 1996 and 1995 consisted of the following:

                                                 December 31,
                                             ----------------------
              Loans held for sale             1996         1995
              -------------------            -------      ---------
              Land                        $11,833,000   $ 9,125,000
              VOI                           2,194,000     7,546,000
              Discount, net of accretion     (950,000)   (1,191,000)
              Allowance for loan losses      (817,000)   (1,100,000)
                                          ------------  ------------
              Loans, net                  $12,260,000   $14,380,000
                                          ============  ===========

                                                December 31,
                                            ------------------------
              Loans held for investment        1996          1995
              -------------------------     ---------     ----------
              Land                       $  1,861,000    $ 1,429,000
              VOI                           1,313,000      3,698,000
              Dealer/Other                 79,374,000     30,140,000
              Discount, net of accretion   (1,352,000)    (1,241,000)
              Allowance for loan losses    (1,200,000)      (413,000)
                                          ------------   ------------
              Loans, net                  $79,996,000    $33,613,000
                                          ============   ============

      Contractual maturities of loans as of December 31, 1996 are as follows:

                                            December 31,
                                                1996
                                             ----------
                   1996                     $13,654,000
                   1997                      14,669,000
                   1998                      10,517,000
                   1999                       3,690,000
                   2000                       4,613,000
                   Thereafter                45,113,000
                                            -----------
                                            $92,256,000
                                            ===========

     It is the Company's experience that a substantial portion of the loans will be repaid before contractual maturity dates. Consequently, the above tabulation is not to be regarded as a forecast of future cash collections.

4. Allowances for Loan Losses

      An analysis of the allowances for loan losses follows:

      Loans owned and subordinated               Year ended December 31,
                                             --------------------------------
      pass-through certificates              1996          1995          1994
     --------------------------           ----------     --------     ----------
      llowance at beginning of period     $2,783,000      $384,000     $464,000
      Net charge-offs of  uncollectible
         accounts (1)                     (1,395,000)     (539,000)     (80,000)
      Provision for loan losses            1,735,000       761,000          ---
      Allocation of purchase
          adjustment (2)                     294,000     2,177,000          ---
                                          ----------    ----------     --------
      Allowance at  end of period         $3,417,000    $2,783,000     $384,000
                                          ==========    ==========     ========


                                               Year ended  December 31,
                                             ----------------------------------
     Loans sold                              1996          1995         1994
     -----------                          ----------    ---------     ----------
     Allowance at beginning  of period    $  932,000     $880,000      $600,000
     Net charge-offs of  uncollectible
        accounts (3)                        (570,000)    (407,000)     (279,000)
     Provision for loan losses               219,000      129,000       559,000
     Allocation of purchase
          adjustment (2)                     530,000      330,000           ---
                                          ----------     --------      ---------
     Allowance at end of period           $1,111,000     $932,000      $880,000
                                          ==========     ========      =========


(1) Net of recoveries of $240,000 in 1996 and $42,000 in 1994. There were no recoveries in 1995.
(2) Represents allocation of purchase adjustment related to the purchase of pools of certain loans including the GEFCO portfolio in 1995. (See Note 12.)
(3)  Net of  recoveries of $70,000,  $11,000 and $5,000 in 1996,  1995 and 1994,
     respectively.

     Net charge-offs by major loan and collateral types experienced by the Company are summarized as follows:

                                             Year ended  December 31,
                                     -------------------------------------------
                                          1996           1995              1994
                                      ----------       --------         -------
Land                                  $  669,000       $546,000         $359,000
VOI                                    1,284,000         45,000              ---
Dealer/Other                              12,000        355,000              ---
                                      ----------       --------         --------
Total                                 $1,965,000       $946,000         $359,000
                                      ==========       ========         ========


5. Excess Servicing Asset

      The activity in the excess servicing asset is summarized as follows:

                                                Year ended December 31,
                                         ---------------------------------------
                                            1996         1995          1994
                                        -----------    -----------   -----------
   Balance, beginning of period         $10,058,000    $ 8,925,000   $4,931,000
   Gain on sale of loans                  4,641,000      3,232,000    5,971,000
   Recapture on repurchase of loans         (70,000)       (52,000)    (366,000)
   Amortization                          (2,610,000)    (2,047,000)  (1,611,000)
                                         -----------   ------------  -----------
   Balance, end of period                $12,019,000   $10,058,000   $8,925,000
                                         ===========   ===========   ===========

6. Derivative financial instrument held for purposes other than trading

     In June, 1994, the Company entered into an interest rate cap agreement with a bank in order to manage its exposure to certain interest rate increases. The Company's objective in managing interest rate exposure is to match its proportion of fixed versus variable rate assets, liabilities and loan sale facilities. The interest rate cap entitles the Company to receive an amount, based upon an amortizing notional amount, when commercial paper rates exceed 8%. The notional amount was $5.4 million at December 31, 1996.

     The premium paid for this interest rate cap agreement is amortized ratably in the interest expense during the life of the agreement of seven years.
Payments to be received as a result of the cap agreement are accrued as a reduction of interest expense. The unamortized cost of the premium is included in other assets. The Company is exposed to credit loss in the event of non-performance by the cap provider. The balance of the unamortized premium at December 31, 1996 was $196,000.


7.  Debt
      Financial data relating to the Company's lines of credit is as follows:

                                                   Year ended December 31,
                                                 -----------------------------
                                                    1996           1995
                                                 -----------    -----------
      Lines of credit available:
          Unsecured lines of credit                   $   ---  $        ---
      Secured lines of credit (1)                  51,799,000    15,000,000
            Total lines of credit                 -----------   -----------
            available                             $51,799,000   $15,000,000
                                                  ===========   ===========

      Borrowings outstanding at
           end of period:
          Unsecured lines of credit               $       ---   $       ---
          Secured lines of credit (1)              36,299,000           ---
             Total borrowings outstanding         -----------    ----------
             at end of period                     $36,299,000    $      ---
                                                  ===========    ==========

      Weighted average interest rate
          at end of period:
          Unsecured lines of credit                      ---%          ---%
          Secured lines of credit                        7.9%          9.5%
          Total weighted average
          interest rate                                  7.9%          9.5%

      Maximum borrowings outstanding
           at any month end:
          Unsecured lines of credit              $       ---     $3,000,000
                                                 ===========     ==========
          Secured lines of credit                $36,299,000     $5,000,000
                                                 ===========     ==========

      Average amount outstanding
          during period:
          Unsecured lines of credit              $       ---    $  231,000
                                                 ===========    ==========
          Secured lines of credit                $15,948,000    $2,306,000
                                                 ===========    ==========

      Weighted average interest rate
        during the period (determined by
        dividing interest expense by
             average borrowings):
          Unsecured lines of credit                     ---%      13.0%
          Secured lines of credit                       7.6%       9.8%
             Total weighted average
             interest rate during the period            7.6%      10.1%


(1) Amount includes $1,799,000 of outstanding borrowings at December 31, 1996 on the revolving line of credit with Holland Limited Securities, Inc. (See Note 11.)

     The Company had a secured line of credit of $30,000,000 from the Bank of Boston as lead agent, and Fleet Bank. The Company can elect to borrow all or part of the outstanding balance on the line of credit at either the Bank's prime interest rate or the Eurodollar rate plus 2%. Outstanding borrowings under this line of credit at December 31, 1996 were $26,200,000. The line of credit matures in April 1997, with renewal at the lender's discretion.

     The Company also entered into an additional secured line of credit of $5,000,000 with another financial institution at that institution's prime rate of interest plus 1.25%. This line of credit matures in July 1997. There were no outstanding borrowings on this line of credit at December 31, 1996. In January 1997, the secured line of credit was increased to $8,000,000 and the maturity was extended to January 1998. The above lines of credit are secured by consumer receivables and other secured loans.

     The Company also entered into a $15,000,000 line of credit facility with the Bank of Scotland. The outstanding borrowings under this facility at December 31, 1996 were $8,300,000. This facility is secured by certain subordinated pass-through certificates, excess servicing assets, cash collateral accounts and certain other loans and matures in September 1999. Interest is payable quarterly in arrears at the Bank's prime interest rate plus 1%. In January 1997, this facility was increased to $20,000,000.

     The Company is not required to maintain compensating balances or forward sales commitments under the terms of these lines of credit. As described in Note 11, the Company also has line of credit as part of an asset backed commercial paper facility.

     At December 31, 1995 the secured line of credit from the Bank of Boston as lead agent was $15,000,000 at the Bank's prime interest rate plus 1%. There were no outstanding borrowings at December 31, 1995.

     During the first quarter of 1995, the Company entered into a 10.43%, $12,500,000 debt placement with an insurance company. Principal is payable monthly based on collection of the underlying collateral. The note is redeemable only with the approval of the noteholder. The note is collateralized by certain of the Company's investments in subordinated pass-through certificates, excess servicing assets, and cash. At December 31, 1996 and 1995, the balance outstanding on the note was $7,428,000 and $9,836,000 and the approximate value of the underlying collateral was $13,772,000 and $17,700,000, respectively.

     On March 15, 1995, the Company completed a public offering of $18,400,000 of 10% Notes due 2004 ("1995 Notes"). The 1995 Notes allow for a maximum annual redemption at the election of the noteholders of $920,000 and contain certain restrictions regarding the payment of cash dividends and require the maintenance of certain financial ratios. On April 1, 1996 the noteholders redeemed, and the Company paid $120,000 of the 1995 Notes.

     Previously, the Company completed public offerings of $15,065,000 in November 1992 ("1992 Notes") and $17,570,000 in May 1993 ("1993 Notes"). The
1992 Notes and the 1993 Notes bear interest at 10% and 8 7/8%, respectively, and are due 2002 and 2003, respectively. The 1992 Notes and the 1993 Notes are unsecured obligations of the Company and each such issuance allows for a maximum annual redemption by noteholders of 5% of the original principal amount thereof. On November 1, 1996, the Company repaid $103,000 of the 1992 Notes due 2002 pursuant to the noteholders' annual redemption rights. On August 1, 1996 and June 1, 1996, the Company repaid $20,000 and $163,000, respectively of the 1993 Notes due 2003 pursuant to the noteholders' annual redemption rights.

8. Retirement Plans

     Effective January 1, 1996, the Company implemented the Litchfield Financial Corporation Employee 401(k) Plan ("the Plan"), a defined contribution plan for all eligible employees at least 21 years of age and who have been employed by the Company for at least six months. Participating employees may elect to defer up to fifteen percent of their annual gross earnings. The Company will match an amount equal to one hundred percent of the employee's pretax contributions up to five percent of the employee's eligible compensation contributed into the Plan. Contributions made by the Company in 1996 were $101,000.

     The Company established a Simplified Employee Pension (SEP) Plan in 1992. The SEP is a defined contribution plan for all eligible employees at least 21 years of age and who have worked for the Company in at least three of the immediately preceding five years. Contributions to the SEP were made entirely at the discretion of the Company. Contributions to the SEP in 1994 were $92,000. There were no contributions in 1995 and the plan was discontinued in 1996.

9.    Income Taxes

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                   December  31
                                                      1996            1995
                Deferred Tax Assets:
                  Loan loss allowance                $   350,000      $  348,000
                  Other                                  282,000         109,000
                                                         -------         -------
                  Total deferred tax assets              632,000         457,000
                     Valuation allowance                     ---             ---
                     Net deferred tax assets             632,000         457,000
                                                         -------        --------
                Deferred Tax Liabilities:
                Depreciation                              50,000          28,000
                  Mortgage loan income recognition.    3,696,000       2,746,000
                  Accretion income                     1,662,000       1,423,000
                  Other                                  304,000             ---
                                                       ---------       ---------
                     Total deferred tax liabilities    5,712,000       4,197,000
                                                       ---------      ----------
                       Net deferred tax liabilities   $5,080,000      $3,740,000
                                                      ==========      ==========

      Significant components of the provision for income taxes attributable to continuing operations are as follow:


                                             Year  ended  December  31,
                                             ----------------------------------
                                                 1996        1995           1994
                                                 ----        ----           ----
            Current:
               Federal                     $1,911,000    $  819,000   $  462,000
               State                           50,000        38,000       56,000
                                            ---------     ---------    ---------
                  Total Current             1,961,000       857,000      518,000
                                            ---------     ---------    ---------
            Deferred:
               Federal                      1,288,000     1,191,000    1,098,000
               State                           52,000        18,000        3,000
                                           ----------     ---------    ---------
                  Total Deferred            1,340,000     1,209,000    1,101,000
                                           ----------     ---------    ---------
                                           $3,301,000    $2,066,000   $1,619,000
                                           ==========    ==========   ==========


      The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is:


                                                 Year ended December 31,
                                            -----------------------------------
                                             1996       1995       1994
                                            ------     ------     ------
            Tax at U.S. statutory rates      35.0%      34.0%      34.0%
            State income taxes, net of
                federal tax benefit           3.4        3.4        3.5
            Other - net                       0.1        0.1        ---
                                             -----      -----      -----
                                             38.5%      37.5%      37.5%
                                             =====      =====      =====



10.   Stockholders'  Equity  and  Stock   Option Plans

Stockholders' Equity

     In July 1996, the Board of Directors declared a five percent stock dividend of the Company's Common Stock paid August 9, 1996 to stockholders of record on July 23, 1996. Accordingly, weighted average share and per share amounts have been restated for periods presented. The Company also declared 5% stock dividends in 1995 and 1994.

Stock Option Plans

     The Company has reserved 1,122,319 shares of common stock for issuance to officers, directors and employees on exercise of options granted under a stock option plan established in 1990. Options were granted at prices equal to or in excess of the fair market value of the stock on the date of the grant. There were 615,000 and 384,000 shares exercisable at December 31, 1996 and 1995, respectively.

 Information with respect to options granted is as follows:

                                           Number         Exercise
                                            of              price
                                           Shares          per share
                                          -------        --------------
  Outstanding at December 31, 1993        503,644
  Granted                                 200,656        $11.11 - $11.67
  Canceled or exercised                   (26,831)        $1.15 - $11.23
                                          -------
  Outstanding at December 31, 1994        677,469
  Granted                                  81,588         $9.98 - $11.56
  Canceled or exercised                   (43,385)        $1.44 - $11.67
                                          -------
  Outstanding at December 31, 1995        715,672
  Granted                                 204,311         $11.55 - $14.05
  Canceled or exercised                   (13,175)         $1.15 - $11.55
                                          -------
  Outstanding at December 31, 1996        906,808
                                          =======

     In April 1995, the Company established the Stock Option Plan for Non-Employee Directors which provides for the grant of options to purchase 5,513 shares of common stock to each non-employee director serving on the Board at the time the plan was approved and to each new non-employee director elected in the five year period commencing April 1995. The maximum number of shares for which options may be granted under the plan is 66,150 shares. Options for 22,052 shares were granted at an exercise price of $12.02 per share in 1995 which was the fair market value on the date of grant. There were 22,052 options outstanding at December 31, 1996 and 1995. There were 7,352 options that were exercisable at December 31, 1996. There were no options exercisable at December 31, 1995.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based
Compensation." The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.23% and 6.31%; a dividend yield of .35%, volatility factors of the expected market price of the Company's common stock of .24; and a weighted-average expected life of the option of 7.5 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:
                                                    1996            1995
                                                   -----            -----

                Pro forma net income           $4,983,000       $3,363,000
                Pro forma earnings per share
                   Primary                          $ .88            $ .74
                   Fully-diluted                    $ .87            $ .74

     Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.

11. Sale of Loans

     The Company has sold $249,451,000 and $194,515,000 of loans at face value through December 31, 1996 and 1995, respectively. The principal amount remaining on the loans sold was $129,619,000 and $111,117,000 at December 31, 1996 and 1995, respectively. The Company guarantees, through replacement or repayment, loans in default up to a specified percentage of loans sold. Dealer/developer guaranteed loans are secured by repurchase or replacement guarantees in addition to, in most instances, dealer/developer reserves.

     The Company's exposure to loss on loans sold in the event of nonperformance by the consumer, the dealer/developer on its guarantee, and the determination that the collateral is of no value was $8,780,000, $10,259,000, and $12,456,000 at December 31, 1996, 1995 and 1994, respectively. Such amounts have not been discounted. The Company repurchased $991,000, $448,000 and $259,000 of loans under the recourse provisions of loan sales in 1996, 1995, and 1994, respectively. Net charge-offs on loans repurchased under recourse provisions were $570,000, $407,000, and $279,000 in 1996, 1995, and 1994, respectively. In addition, when the Company sells loans through securitization programs, the Company commits either to replace or repurchase any loans that do not conform to the requirements thereof in the operative loan sale document.

     The Company's Serviced Portfolio is geographically diversified with collateral and consumers located in 41 and 50 states, respectively. At December 31, 1996, 14.3% of the collateral by principal balance was located in Texas and 14.4% and 12.2% of the borrowers by collateral location were located in Texas and Florida, respectively. No other state accounted for more than 10.0% of the total.

     The Company has a revolving line of credit and sale facility as part of an asset backed commercial paper facility with Holland Limited Securitization, Inc. ("HLS") a multi-seller commercial paper issuer sponsored by Internationale

Nederlanden (U.S.) Capital Markets, Inc. ("ING"). In October 1996, the Company amended the facility to increase the facility to $100,000,000, subject to certain terms and conditions, reduce credit enhancement requirements and expand certain loan eligibility criteria. The facility expires in June 1998.

     In connection with the facility, the Company formed a wholly owned subsidiary, Litchfield Mortgage Securities Corporation 1994 ("LMSC"), to purchase loans from the Company. LMSC either pledges the loans on a revolving line of credit with HLS or sells the loans to HLS. HLS issues commercial paper or other indebtedness to fund the purchase or pledge of loans from LMSC. HLS is not affiliated with the Company or its affiliates. As of December 31, 1996, the outstanding balance of the loans sold under this facility was $77,521,000 and outstanding borrowings under the line of credit were $1,799,000. Interest is payable on the line of credit at an interest rate based on certain commercial paper rates.

12.    Portfolio Acquisition
     On April 27, 1995, the Company purchased a portfolio of VOI Loans, loans to developers secured by VOI Loans, other performing and non performing loans, and other related assets from GEFCO. The purchase price and allocation of the purchase price was as follows:

Purchase Price:
    Cash  paid to GEFCO                                              $37,985,000
    Net liabilities assumed from GEFCO                                 1,688,000
    Other direct costs of acquisition                                  1,263,000
                                                                       ---------
       Total                                                         $40,936,000
                                                                     ===========

Allocation of purchase price:
    VOI Loans                                                        $34,138,000
    Loans secured by VOI Loans                                         2,799,000
    Other loans and assets                                             3,999,000
                                                                       ---------
       Total                                                         $40,936,000
                                                                     ===========

     13. Market for Common Stock (Unaudited)

     The Company's Common Stock is traded on The Nasdaq Stock Market's National Market under the symbol "LTCH." The following table sets forth, for the periods indicated, the high and low stock prices of the Company's Common Stock. All share prices have been adjusted for a 5% stock dividend in each of 1996, 1995 and 1994.
                                                High        Low   Dividends
                  1994
                  1st Quarter................   12 3/8     9 1/4     ---
                  2nd Quarter................   11 7/8    10 3/8     ---
                  3rd Quarter................   13 3/8    10 3/8     ---
                  4th Quarter................   11 3/8     9 1/2    $.03

                  1995
                  1st Quarter................   10 7/8     9 5/8     ---
                  2nd Quarter................   12 7/8    10         ---
                  3rd Quarter................   16        12 3/8     ---
                  4th Quarter................   15 1/4    12 3/8    $.04

                  1996
                  1st Quarter................   13 5/8    11        ---
                  2nd Quarter................   14 1/4    12 7/8    ---
                  3rd Quarter................   15        11 1/2    ---
                  4th Quarter................   15        12 1/2   $.05



14.  Quarterly Results of Operations (Unaudited)
                                       First         Second          Third           Fourth        Total
                                     ---------     ----------      ----------      ---------     -----------
1994
Total revenues ................   $  1,952,000   $  2,979,000    $  3,672,000    $  2,372,000   $ 10,975,000
Total expenses ................      1,435,000      1,670,000       1,579,000       1,973,000      6,657,000
Income before
   extraordinary item .........        318,000        805,000       1,346,000         230,000      2,699,000
Extraordinary item (net of
   applicable taxes) ..........           --         (125,000)         (2,000)          1,000       (126,000)
Net income ....................        318,000        680,000       1,344,000         231,000      2,573,000

Income before extraordinary
      item per common share ...            .07            .19             .31             .05            .63
Extraordinary item per
   common share ...............             --           (.03)             --              --           (.03)
Net income per common share ...            .07            .16            . 31             .05            .60
Weighted average number of
   shares outstanding .........      4,293,753      4,308,684       4,287,744       4,236,444      4,280,006

1995
Total revenues ................   $  2,750,000   $  4,574,000    $  5,464,000    $  4,673,000   $ 17,461,000
Total expenses ................      2,157,000      3,013,000       3,137,000       3,639,000     11,946,000
Net income ....................        370,000        975,000       1,454,000         650,000      3,449,000

Net income per common share ...            .09            .22             .33             .13            .76
Weighted average number of
   shares outstanding .........      4,233,442      4,345,396       4,412,366       5,198,700      4,543,009

1996
Total revenues ................   $  4,715,000   $  6,261,000    $  7,136,000    $  6,071,000   $ 24,183,000
Total expenses ................      3,420,000      3,720,000       3,967,000       4,502,000     15,609,000
Net income ....................        798,000      1,564,000       1,946,000         965,000      5,273,000

Primary net income per
   common share ...............            .14            .27             .34            .17
                                                                                                         .93
Primary weighted average
   number of shares outstanding      5,637,643      5,708,160       5,697,094       5,706,037      5,674,264

Fully-diluted net income per
   common share ...............            .14            .27             .34            .17
                                                                                                         .92
Fully-diluted weighted average
   number of shares outstanding      5,700,891      5,708,191       5,720,924       5,754,250      5,736,467



     A significant portion of the Company's revenues consists of gains on sales of loans. Thus, the timing of loan sales has a significant effect on the Company's Accruals of approximately $510,000 and $285,000 for salary compensation as the result of the realization of performance criteria by certain executive and management personnel were recorded in the fourth quarter of 1995 and 1994. In 1996, such amounts were accrued throughout the year including $128,000 in the fourth quarter.

To the Stockholders and Noteholders of
LITCHFIELD FINANCIAL CORPORATION

     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. They include amounts based on informed judgment and estimates. The representations in the financial statements are the responsibility of management. Financial information elsewhere in the Annual Report is consistent with that in the financial statements.

     To meet management's responsibility, the Company maintains a system of internal control designed to provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period. The system of internal control includes statements of policies and business practices, widely communicated to employees, which are designed to require them to maintain high ethical standards in their conduct of Company affairs. The internal controls are augmented by organizational arrangements that provide for appropriate delegation of authority and division of responsibility and by a program of internal audit with management follow-up.

     The financial statements have been audited by Ernst & Young LLP. Their audit was conducted in accordance with generally accepted auditing standards and included a review of internal controls and selective tests of transactions.

     The Audit Committee of the Board of Directors, composed entirely of outside directors, meets periodically with the independent auditors and management to review accounting, auditing, internal accounting controls and financial reporting matters. The independent auditors have free access to this committee without management present.

Ernst & Young LLP
Boston, Massachusetts
January 31, 1997


The Board of Directors and Stockholders
LITCHFIELD FINANCIAL CORPORATION

     We have audited the accompanying consolidated balance sheets of Litchfield Financial Corporation as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Litchfield Financial Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Ronald E. Rabidou                       Norah K. Bresett
Chief Financial Officer                 Chief Accounting Officer and Controller

                              Corporate Officers

Richard A. Stratton
Chief Executive Officer and President

Heather A. Sica
Executive Vice President and Treasurer

Ronald E. Rabidou, C.P.A.
Chief Financial Officer

Wayne M. Greenholtz
Senior Vice President

James H. Shippee
Senior Vice President

Michael A. Spadacino, Esq.
Senior Vice President

James A. Yearwood
First Vice President

Norah K. Bresett, C.P.A.
Chief  Accounting Officer
and Controller

                                General Counsel

Hutchins, Wheeler & Dittmar,
A Professional Corporation
Boston, MA

                                Transfer Agent

State Street Bank and Trust Company
c/o Boston EquiServe
Boston, MA

                             Independent Auditors

Ernst & Young LLP
Boston, MA





                              Board of Directors

John A. Costa
Managing Director of Planning and Business Development for Cardholder Management Services

Donald R. Dion, Jr., Esq.
Chairman and Chief Executive Officer of Dion Money Management Advisors, Inc.

David J. Ferrari
President, Argus Management Corporation

Gerald Segel
Retired Chairman, Tucker, Anthony & R.L. Day, Inc.

Heather A. Sica
Executive Vice President and Treasurer

Richard A. Stratton
Chief Executive Officer and President

James Westra, Esq.
Stockholder of Hutchins, Wheeler & Dittmar, A Professional Corporation

                                 Nasdaq Symbol

      The common stock is traded under the symbol "LTCH".

      Copies of the Company's Form 10-K Report, filed with the Securities and Exchange Commission, may be obtained from the office of the Treasurer, Litchfield Financial Corporation, 789 Main Road, Stamford, VT 05352.

      As of January 31, 1997, there were 1,467 stockholders of record.

     Corporate Headquarters

Litchfield Financial Corporation

Physical Address:
  789 Main Road
  Stamford, VT  05352

Mailing Address:
  P.O. Box 488
  Williamstown, MA  01267
  Tel:  (802) 694-1200
  Fax:  (802) 694-1237


     Western Regional Office

Litchfield Financial Corporation

  13701 West Jewell Avenue
  Suite 200
  Lakewood, CO  80228
  Tel:  (303) 985-1030
  Fax:  (303) 985-5375